E:	Kevin@bevilacquapllc.com
T:	202.869.0888
W:	bevilacquapllc.com

October 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Melissa Kindelan, Christine Dietz, Aliya Ishmukhamedova, Matthew Derby

Re:	LZ Technology Holdings Limited

Amendment No. 3 to Registration Statement on Form F-1

Filed July 24, 2024

File No. 333-276234

Ladies and Gentlemen:

We hereby submit the responses of LZ Technology Holdings Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated August 1, 2024, providing the Staff’s comments with respect to the Company’s Amendment No. 3 to Registration Statement on Form F-1. Concurrently with the submission of this letter, the Company is filing Amendment No. 4 to the Registration Statement (the “Registration Statement”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 3 to Registration Statement on Form F-1

Cover Page

1.	We note your disclosure that “10,000,000 Class B Ordinary Shares will be offered for resale by the Selling Shareholder pursuant to the Resale Prospectus.” Please revise to identify the selling shareholder, LZ Technology Holdings Limited, and to clarify that your Chairman and controlling stockholder Mr. Andong Zhang has voting and dispositive control of the shares being sold.

Response: In response to the Staff’s comment, we respectfully advise the Staff that under the revised offering structure in the Registration Statement, no shares beneficially owned by Mr. Andong Zhang is being offered for resale. We have removed the 10,000,000 Class B Ordinary Shares held by LZ Digital Technology Holdings Co., Ltd from the Resale Prospectus and have updated relevant disclosures.

Summary Consolidated Financial Information, page 19

2.	You disclose on page 10 that a warrant was issued on July 15, 2024, to purchase 7,500,000 class B ordinary shares, of which 20% will vest on the date the shares begin trading on the Nasdaq. Please revise to reflect the impact of this warrant on a pro forma net loss and a net loss per share basis.

Response: On July 15, 2024, the Company and JW Investment Management Limited (“JW”) entered into a consulting agreement (the “Original Agreement”), pursuant to which the Company issued JW a pre-funded warrant to purchase 7,500,000 Class B ordinary shares, par value $0.000025 per share, of the Company (the “Warrant”), as partial compensation for consulting services to be provided by JW under the Original Agreement. We respectfully advise the Staff that on August 5, 2024, the Company and JW agreed to amend and restate the Original Agreement, to, among other changes, (i) rescind, ab initio, the Warrant, and modify JW’s compensation to consist solely of cash payment of $500,000, payable in two equal semiannual installments with the first payment due on January 15, 2025, and (ii) change the term to be one year, subject to early termination upon 30 days’ written notice by either party. A copy of the amended and restated consulting agreement between the Company and JW is filed as an exhibit to the Registration Statement. Since the Warrant was rescinded, ab initio, within 21 days after its issuance and JW has no rights whatsoever to the Warrant or the underlying shares, the Company has not accounted for the Warrant.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2
October 30, 2024

Capitalization, page 52

3.	Please revise to include the warrant issued in July 2024 in the pro forma column and the impact of 20% vesting on the date the shares begin trading on Nasdaq.

Response: We respectfully advise the Staff that on August 5, 2024, the Company and JW entered into an amended and restated consulting agreement, which (i) rescinded, ab initio, the Warrant, and modified JW’s compensation to consist solely of cash payment of $500,000, payable in two equal semiannual installments with the first payment due on January 15, 2025, and (ii) changed the service term to be one year, subject to early termination upon 30 days’ written notice by either party. A copy of the amended and restated consulting agreement is filed as an exhibit to the Registration Statement. Since the Warrant was rescinded, ab initio, within 21 days after its issuance and JW has no rights whatsoever to the Warrant or the underlying shares, the Company has not accounted for the Warrant.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 64

4.	We note your revised disclosure in response to prior comment 3 considers anticipated debt and equity financings and capital contributions from our existing shareholders. Please revise to state whether your existing cash will be sufficient to fund your operations for the next 12 months. To the extent it will not, disclose how long you will be able to continue to fund your operations using current available cash resources.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have updated the disclosure on page 64, to state that we believe that our existing cash and cash equivalents will be sufficient to fund our operations for the next 12 months.

Notes to Consolidated Financial Statements

Note 17. Other subsequent event, page F-32

5.	You disclose on page 10 and elsewhere that a warrant was issued on July 15, 2024, to purchase 7,500,000 class B ordinary shares with an exercise price of $0.01. Please revise to disclose that here including the terms, how it will be accounted for, the fair value of the warrant, the amount used as the value of the underlying ordinary shares in determining the fair value, and the amount to be expensed on the date the shares begin trading on the Nasdaq.

Response: We respectfully advise the Staff that on August 5, 2024, the Company and JW entered into an amended and restated consulting agreement, which (i) rescinded, ab initio, the Warrant, and modified JW’s compensation to consist solely of cash payment of $500,000, payable in two equal semiannual installments with the first payment due on January 15, 2025, and (ii) changed the service term to be one year, subject to early termination upon 30 days’ written notice by either party. A copy of the amended and restated consulting agreement is filed as an exhibit to the Registration Statement. Since the Warrant was rescinded, ab initio, within 21 days after its issuance and JW has no rights whatsoever to the Warrant or the underlying shares, the Company has not accounted for the Warrant.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101) or Runzhe Zhang, Chief Executive Officer of LZ Technology Holdings Limited at +86 186-0592-9066.

Sincerely,

/s/ Kevin Sun, Esq.
Kevin Sun, Esq.
Bevilacqua PLLC

cc:	Runzhe Zhang, LZ Technology Holdings Limited